Contact

www.linkedin.com/in/shaina-
zollman-4b13041b6 (LinkedIn)

Top Skills

Research
Microsoft Office
ArcGIS Desktop

Shaina Zollman

Owner at Horse Pro LLC and Tin Top Productions LLC | Equine Videos and Photos | COWGIRL 30 Under 30 2021 | Video/TV Producer | Media Production
Dallas-Fort Worth Metroplex

Summary

The projects I am currently working on are as follows:

-Tin Top is a family friendly TV drama series that follows three marines after they come back from Afghanistan and have to fight their own unique battles as they enter the civilian worlds. They reunite on a family cutting and cattle ranch in Texas where they find purpose. Our goal is to bring awareness to the real issues ranchers and veterans face in our country and to show that if the western way of life can save America's most affected, it can answer a lot of problems we have today. The stories and people in the show are all based on real people and true events. The project is currently in preproduction. WE ARE LOOKING FOR INVESTORS AND PARTNERS for a limited time.

-Yo Brahma is a clothing brand that uses humor and creativity to showcase the love for Brahman cattle. Inspired by my crippled heifer, I enjoy using graphic design to create one of a kind art for shirts.

-HORSEpro.tv is an online horse training website site that will become an app next year. We have over 100k followers and focus on showing real, raw and uncut videos so viewers can see the problems that arise and how they address them. Viewers are also able to learn a trainer's entire program over the course of the year. This is the most unique training platform that is currently offered.

I am a graduate of Oregon State University with a B.S. in Fisheries and Wildlife Science. I currently work in Texas with my husband and assist with his cutting horse training business as well as own and operate Horse Pro LLC. I have been recognized by COWGIRL Magazine as one of the 30 Under 30 women in western industries for the work and mission of HORSEpro.tv. The goal of the company is to preserve and grow the western way of life through honesty and camaraderie.

Experience

Tin Top Productions LLC
Founder
July 2025 - Present (2 months)

Horse Pro LLC
Owner
April 2019 - Present (6 years 5 months)

FRANKLIN CONSERVATION DISTRICT
Conservation Technician
September 2017 - January 2019 (1 year 5 months)
Pasco, Washington, United States

Education

Oregon State University
Bachelor of Science - BS, Fisheries and Wildlife Science · (2012 - 2017)